FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 22, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Appt of Finance Director dated 22 June 2004


22 June 2004

                               BRITISH ENERGY plc

         Appointment of Stephen Billingham as Finance Director Designate


British Energy announces the appointment of Stephen Billingham as Finance Director Designate.

Dr Billingham will join the company in the summer. After a handover period, it is intended that he takes over as Finance Director from Martin Gatto, the current interim Finance Director and that he will be appointed to the Board.

Dr Billingham joins British Energy from WS Atkins plc, the engineering consultancy and support service group, where he has been Group Finance Director during its successful financial recovery. Prior to his current role at WS Atkins plc, he led the finance team that successfully closed the Metronet, London Underground Public Private Partnership, the largest and most complex PFI/ PPP to date. Dr Billingham has over 20 years experience in senior finance positions with companies including BICC plc, Severn Trent plc and the Burmah Oil plc.

Mike Alexander, Chief Executive of British Energy, said;

"I am delighted to welcome Stephen Billingham to British Energy. He has an excellent track record with major international companies. His experience of corporate recovery in Atkins and involvement in delivering complex financial solutions will bring real value to the management team as we execute our financial restructuring."

Commenting on his appointment, Stephen Billingham said:

"I join British Energy at a crucial time as it re-establishes itself as a major player in the UK energy market. I look forward to playing a full part in the restoration of the company."


For further information:

Andrew Dowler
Financial Dynamics
020 7831 3113


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 22, 2004                       BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations